Carlisle Companies Incorporated
13925 Ballantyne Corporate Place, Suite 400
Charlotte, North Carolina 28277
(704) 501-1100 • FAX (704) 501-1190
www.carlisle.com

August 19, 2010

VIA EDGAR

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C.  20549

Re:          Carlisle Companies Incorporated

Form 10-K for the Fiscal Year ended December 31, 2009

Form 10-Q for the Fiscal Quarter ended March 31, 2010

Schedule 14A filed on March 18, 2010

File No. 1-9278

Dear Mr. Decker:

On behalf of Carlisle Companies Incorporated (the “Company”), we have the following responses to the comments in your comment letter dated July 26, 2010 related to the Company’s Form 10-K for the fiscal year ended December 31, 2009 filed by the Company on February 18, 2010, the Form 10-Q for the quarter ended March 31, 2010 filed by the Company on April 27, 2010 and the Schedule 14A filed by the Company on March 18, 2010 (Commission File No. 1-9278).

For your convenience, we have included the comments of the staff of the Securities and Exchange Commission (the “Staff”) below in bold with the Company’s corresponding responses following each bold comment.  All terms not defined in our responses have the meanings ascribed to those terms in the related filings.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1 – Business, page 1

Financial Information About Industry Segments, page 2

1.     The presentation of total segment EBIT represents a non-GAAP measure when it is presented or discussed outside of your SFAS 131 footnote.  As such, you should ensure either:

(a)   it is not presented elsewhere in the filing or

(b)   you present the disclosures required by Item 10(e) of Regulation S-K.  Any disclosures elsewhere in the filing should:

•      identify this amount as a non-GAAP performance measure,

•      present the most directly comparable GAAP measure with equal or greater prominence,

•      reconcile in sufficient detail from the non-GAAP measure to the GAAP measure,

•      explain why your management believes that this measure provides useful information to investors,

•      state how your management uses the non-GAAP measure,

•      provide cautionary disclosure that the non-GAAP measure presented may not be comparable to similarly titled measures used by other entities, and

•      state that this non-GAAP measure should not be considered as an alternative to net income, which is determined in accordance with GAAP.

See also question 104.04 of our Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Management Response:

In future filings, beginning with the Form 10-Q for the quarter ending September 30, 2010, the Company will not present total segment EBIT outside of the ASC 280-50-20 footnote.

Item 8 – Financial Statements and Supplementary Data, page 37

Consolidated Statement of Shareholder’s Equity, page 40

2.     Please include in future filings a column showing the changes in the number of common shares issued, as well as a column showing the changes in the number of shares held in treasury stock.

Management Response:

In future filings, beginning with the Company’s Form 10-K for the year ending December 31, 2010, the Company will include a column in the Consolidated Statement of Shareholder’s Equity showing the changes in the number of common shares issued and held in treasury.

Note 1 – Summary of Accounting Policies, page 41

General

3.     Please disclose in future filings the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and administrative expenses line item.  Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•      in a footnote the line items that these excluded costs are included in and the amounts included in each line for each period presented, and

•      in MD&A that your gross margins may not be comparable to those of other entities, since some of the entities include all of the costs related to their distribution network in cost of goods sold and other like you exclude a portion of them from gross margin, including them instead in a line item such as selling and administrative expenses.

Please show us in your supplemental response what the revisions will look like.

Management Response:

The Company includes inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other such costs in inventory to the extent they are related to preparing a product for sale.  Therefore, these costs are also included in cost of goods sold when inventory is sold during the reporting period.  However, the Company’s Engineered Transportation Solutions segment operates distribution centers across the United States to facilitate shipment directly to its customers.  The warehousing costs associated with these distribution centers are reflected in selling and administrative expenses.  The remaining distribution costs across the Company are related to the acquisition and production of inventory.

In future filings, beginning with the Company’s Form 10-K for the year ending December 31, 2010, the Company will disclose in the Summary of Accounting Policies footnote that costs related to its distribution network, with the exception of certain warehousing costs associated with its Engineered Transportation Solutions segment, depreciation and amortization (in response to Comment 4 below) are included in inventory and therefore cost of goods sold for inventory sold during the period and that warehousing costs in the Engineered Transportation Solutions segment are included in selling and administrative expenses in a manner similar to the following:

Inventories

Inventories for continuing and discontinued operations are valued at the lower of cost or market on the first-in, first-out basis.  Cost of inventories includes direct as well as certain indirect costs associated with the acquisition and production process.  These costs include raw materials, direct and indirect labor and manufacturing overhead.  Manufacturing overhead includes materials, depreciation and amortization related to property, plant and equipment and other intangible assets used directly and indirectly in the acquisition and production of inventory and costs related to the Company’s distribution network such as inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and other such costs associated with preparing our products for sale.

Selling and administrative expenses

Selling and administrative expenses includes wages and benefits related to the Company’s sales force, its administrative functions such as corporate management and other indirect costs not allocated to inventories, including a portion of depreciation and amortization.  Selling and administrative expenses also includes certain warehousing costs incurred in the Engineered Transportation Solutions segment related to its distribution centers that are separately operated to facilitate shipments directly to customers.

4.     Please disclose in future filings the line item(s) in which you include depreciation and amortization.  If you do not allocate a portion of your depreciation and amortization to cost of goods sold, please also revise your presentation to comply with SAB Topic 11B, which would include revising the cost of goods sold title and removing the gross profit subtotal throughout the filing.  Please show us in your supplemental response what the revisions will look like.

Management Response:

In future filings, beginning with the Company’s Form 10-K for the year ending December 31, 2010, the Company will disclose in the Summary of Accounting Policies footnote that inventories, and therefore cost of goods sold, includes depreciation and amortization that is directly and indirectly attributable to the acquisition and production of inventory and that selling and administrative expenses includes a portion of depreciation and amortization in a manner similar to that included in response to Comment 3 above.  The Company also includes an insignificant portion of depreciation and amortization in research and development expenses.

Foreign Currency Translation, page 44

5.     Please disclose in future filings the aggregate amount of transaction gain or loss included in determining net income for each period presented.  Refer to FASB ASC 830-20-45-1.

Management Response:

In future filings, when the aggregate amount of foreign currency transaction gain or loss included in determining net income is material the Company will disclose the amount in the financial statements or notes pursuant to ASC 830-20-45-1.

Note 2 – Fire Gain, page 46

6.     Please tell us how you classified the insurance proceeds related to the Bowdon, GA plant fire within your statement of cash flows.  In doing so, please tell of the amount of proceeds included in each category and how you determined your classification was appropriate.

Management Response:

The Company submitted its claim to its insurance carriers related to losses incurred with respect to the Bowdon, GA plant fire which resulted in the Company receiving $11.5 million of cash proceeds in connection with inventory destroyed by the fire.

The remaining $43.0 million of the cash proceeds were based on a negotiated settlement without specificity whether the remaining losses incurred related to the destroyed property, plant and equipment and fire-related clean-up costs.  The Company classified the entire amount of proceeds in the Statement of Cash Flows for the year ended December 31, 2009 as an operating cash inflow.

Note 9 – Acquisition, page 53

7.     Please tell us what considerations you gave to presenting the disclosures required by FASB ASC 805-10-50-2(h).

Management Response:

In preparing the disclosures required by ASC 805-10-50, the Company considered the disclosure requirement in ASC 805-10-50-2(h) paragraph 1 and concluded that revenues and earnings from each of the acquisitions in fiscal 2009, 2008 and 2007 were not material individually and in the aggregate in comparison to the Company’s consolidated revenues and net income for each respective period.  The Company also considered the disclosures required by ASC 805-10-50-2(h) paragraphs 2 and 3 and concluded that the revenues and earnings of the acquired entities when combined with those of the Company for 2009 and 2008 as though they occurred at the beginning of 2008 or 2007 were not materially different than the reported results of each respective period.  In future filings, beginning with the Form 10-Q for the quarter ending September 30, 2010, the Company will include disclosure stating this conclusion.

Note 15 – Earnings Per Share, page 67

8.     You disclose that you have excluded the dilutive impact of unvested restricted stock and restricted stock units.  Please tell us why you believe the exclusion of these shares from your diluted EPS computations is appropriate.  Refer to FASB ASC 260-10-45-48 and 260-10-45-60B.

Management Response:

In determining the appropriate inclusion of restricted stock and restricted stock units in determining diluted earnings per share, the Company considered the guidance in ASC 260-10-45-59A through 260-10-45-70 as to whether any of the vested and unvested stock-based compensation awards were participating securities (as defined in the ASC Master Glossary).  The restricted stock and restricted stock units contain nonforfeitable dividend rights and thus the Company considered them to meet the definition of a participating security and pursuant to ASC 260-10-45-60A and 260-10-45-61A included the restricted stock and restricted stock units in determining basic and diluted earnings per share using the two-class method.  The Company also considered whether the issuance of the shares underlying the restricted stock and restricted stock units were contingent upon the satisfaction of certain conditions per the guidance in ASC 260-10-45-48 and determined that the issuance of the shares were not contingent upon the satisfaction of conditions, such as future earnings, market price of the underlying shares or any other similar condition.  As allowed under ASC 260-10-45-60B the Company elected not to disclose basic and diluted earnings per share for participating securities.  In addition, the Company determined the impact of including restricted stock and restricted stock units on diluted earnings per share using the treasury stock method and determined that the two-class method was the more dilutive method between the two.

Note 17 – Commitments and Contingencies, page 68

9.              Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvements funding and other lease concessions, which may be present in your leases.  Lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments.  If, as we assume they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state.  If our assumption is incorrect, please tell us how your accounting complies with FASB ASC 840.  Please show us in your supplemental response what the revisions will look like.

Management Response:

The Company accounts for step rent provisions and escalation clauses that may be present in its leases by initially determining whether such items are contingent rentals or are scheduled rent increases not dependent on future events under the recognition guidance in ASC-840-10-25-4.  If contingent rentals they are excluded from the determination of minimum lease payments in the ASC 840-10-25-1 recognition test and likewise if not contingent they are included. The Company includes scheduled rent increases that are based on an index or rate in the determination of minimum lease payments for purposes of the ASC 840-10-25-1 recognition test based on the index or rate at the inception of the lease term and any subsequent increases or decreases in rents related to changes in the index or rate are included in the determination of future accrued rent expense under the measurement guidance in ASC 840-20-25-2(b).  The Company includes scheduled rent increases not dependent upon future events in the determination of rent expense on a straight-line basis over the lease term under the measurement guidance in ASC 840-10-25-2(a).  Similarly, the Company includes the impact of rent holidays included in its leases in determining rent expense on a straight-line basis over the lease term.  Material lease incentives included in the Company’s leases, such as capital improvements funding are recognized as a reduction of rent expense on a straight-line basis over the lease term through the establishment of a deferred credit that is amortized against rent expense.

In future filings, beginning with the Company’s Form 10-K for the year ending December 31, 2010, the Company will disclose a general description of the Company’s material lease arrangements including the basis upon which any contingent rentals are determined (e.g., if based on future sales), whether any significant purchase or renewal options exist or whether any limitations on dividends, additional debt and leases exist, along with categories of rent expense related to its leases for minimum rentals, any contingent rentals or sublease rentals, if such categories are material, in accordance with ASC 840-20-50-1 through 840-20-50-3 in a manner similar to the following:

Note 1—Summary of Significant Accounting Policies

Leases Arrangements

For its continuing and discontinued operations, the Company is a party to various lease arrangements that include scheduled rent increases, rent holidays or may provide for contingent rentals or incentive payments to be made to the Company as part of the terms of the lease.  Scheduled rent increases and rent holidays are included in the determination of minimum lease payments when assessing lease classification and, along with any lease incentives, are included in rent expense on a straight-line basis over the lease term.  Scheduled rent increases that are dependent upon a change in an index or rate such as the consumer price index or prime rate are included in the determination of rental expense at the time the rate or index changes.  Contingent rentals are excluded from the determination of minimum lease payments when assessing lease classification and are included in the determination of rent expense when the event that will require additional rents is considered probable.  See Note 17 for further information regarding rent expense.

Note 17—Commitments and Contingencies

Leases

The Company currently leases a portion of its manufacturing facilities, distribution centers and equipment, some of which include scheduled rent increases stated in the lease agreement generally expressed as a stated percentage increase of the minimum lease payment over the lease term.  The Company currently has no leases that require rent to be paid based on contingent events nor has it received any lease incentive payments.  Rent expense was $     million, $    million and $      million in 2010, 2009 and 2008, respectively, inclusive of rent based on scheduled rent increases and rent holidays recognized on a straight-line basis.  Future minimum lease payments under the Company’s various noncancellable leases in each of the next five years are approximately $     million in 2011, $       million in 2012, $       million in 2013, $     million in 2014, $     million in 2015 and $     million thereafter.

Note 20 – Fair Value Measurements, page 75

10.       Please revise your disclosure in future filings to present the quantitative disclosures related to all assets and liabilities that are measured at fair value on a non-recurring basis using a tabular format.  Refer to FASB ASC 820-10-50-8.  Please show us in your supplemental response what the revisions will look like.

Management Response:

In future filings, beginning with the Company’s Form 10-Q for the quarter ending September 30, 2010, the Company will include the quantitative disclosures using a tabular format as required by ASC 820-10-50-8 in a manner similar to the following:

		Quoted Prices	Significant
		in Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable	Total
	December 31,	Identical Assets	Inputs	Inputs	Gains
In millions	2009	Level 1	Level 2	Level 3	(Losses)

Long-lived assets held for sale	$1.8		$1.6	$0.2	$(3.8)
Long-lived assets held and used	1.1			1.1	(4.0)
Other intangible assets	—			—	(0.4)
					$(8.2)

		Quoted Prices	Significant
		in Active	Other	Significant
	Balance at	Markets for	Observable	Unobservable	Total
	December 31,	Identical Assets	Inputs	Inputs	Gains
In millions	2008	Level 1	Level 2	Level 3	(Losses)

Long-lived assets held and used	$45.2		$45.2		$(4.0)
Goodwill	—		—		(55.5)
Other intangible assets	—		—		(4.8)
					$(64.3)

Form 10-Q for the Period Ended March 31, 2010

General

11.       Please address the above comments in your interim filings as well, as applicable.

Management’s Response:

The Company has noted in the above responses the impact on its interim filings, where applicable.

Definitive Proxy on Schedule 14A Filed March 18, 2010

Board of Directors, page 4

12.       In future filings, please disclose whether, and if so how, the nominating committee (or the board) considers diversity in identifying nominees for director.  If the nominating committee (or the board) has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the nominating committee (or the board) assesses the effectiveness of its policy.  Refer to item 407(c)(2)(vi) of Regulation S-K.

Management’s Response:

In future filings, beginning the Definitive Proxy for the 2011 annual shareholders meeting, the Company will disclose whether, and if so how, the Nominating Committee of the Board of Directors considers diversity in identifying nominees.  In so doing, the Company will disclose how the policy is implemented as well as how such policy is assessed for effectiveness pursuant to item 407(c)(2)(vi) of Regulation S-K.

As of the date of this response, the Nominating Committee has not adopted the policy with regard to the consideration of diversity in identifying director nominees.  The Nominating Committee of the Board, however, values what diversity brings to the Board of Directors and has consistently included diversity as a desired qualification when conducting searches for Board candidates.  The Nominating Committee’s emphasis on diversity has produced a Board of Directors with broad diversity in qualifications and two minority members.

Executive Compensation Discussion and Analysis, page 17

13.       We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Management’s Response:

At its meeting in December 2009, the Compensation Committee (the “Committee”) of the Board reviewed and discussed a report prepared by the Committee’s compensation consultant regarding the relationship between Company’s compensation practices and risk.  After reviewing and discussing the report, the Committee concluded that the Company’s compensation practices are not reasonably likely to have a material adverse effect on the Company and do not encourage inappropriate risk taking.  The Committee’s conclusion was based on the following:

•                                          Annual cash bonuses are capped at 200% of base salary for the Chief Executive Officer and at 150% of base salary for the other named executive officers.  These caps are in line with competitive practice and insures there is an appropriate balance between base salary and “at risk” incentive compensation.

•                                          Annual cash bonuses are based on multiple balanced performance metrics, including profitability, cash and revenue growth.  The inclusion of cash conversion as a performance metric and earnings provides a check from a risk perspective on revenue growth.

•                                          The threshold, target and maximum performance levels for each of the annual cash bonus performance metrics are based on an overall Company business plan that has been reviewed and approved by the Board of Directors, market expectations and historical performance.  The Company’s Chief Financial Officer actively participates in the Compensation Committee meetings during which the performance levels are set and the performance results are verified.

•                                          The annual cash bonus payout curve from threshold to maximum is a straight line (linear) progression.

•                                          The Company’s long-term, stock based awards are also capped at 300% of base salary for the Chief Executive Officer and 150% of base salary for the other named executive officers.  These caps are in line with competitive practice.

•                                          The stock based awards include a mix of stock options and restricted stock that are subject to longer term, three year vesting periods.

•                                          The Compensation Committee has adopted a stock ownership policy that requires significant stock ownership by the Company’s executives.

The Company has adopted guiding principles that govern plan design.  The compensation programs are documented, communicated and monitored on a consistent basis.

Management Acknowledgement

The Company also acknowledges the following:

•                  it is responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (704) 501-1106 with any questions regarding the foregoing.

Sincerely,

/s/ Steven J. Ford
Steven J. Ford
Vice President, Chief Financial Officer, Secretary and General Counsel